UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42586

PINNACLE FOOD GROUP LIMITED

(Translation of registrant’s name into English)

600 837 West Hastings Street

Vancouver BC V6C 2X1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On April 21, 2025, Pinnacle Food Group Limited, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Craft Capital Management LLC (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of an aggregate of 1,800,000 Class A Common Shares (the “Shares”), par value $0.00005 per share (the “Class A Common Shares”), at a public offering price of $4.00 per share (the “Offering Price”). The Company has granted the underwriters a 45-day over-allotment option to purchase up to an additional 270,000 Class A Common Shares at the Offering Price less underwriting discounts, representing fifteen percent (15%) of the Shares sold by the Company in the Offering. Concurrently with entry into the Underwriting Agreement, the Company issued to the Representative Warrants to subscribe for and purchase, in whole or in part, up to 124,200 Class A Common Shares, each with an exercise price of $5.00 per share (the “Warrants”).

The Shares commenced trading on the Nasdaq Capital Market under the symbol “PFAI” on April 22, 2025. The closing of the Offering took place on April 23, 2025. The aggregate gross proceeds from the Offering were $7.2 million, before deducting underwriting discounts and other related expenses. The Company intends to use the net proceeds from this offering for expanding the functionality and capabilities of its hydroponic growing systems, development and expansion of its business, and for working capital and other general corporate purposes.

The Shares were offered and sold pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-285363), as amended (the “Registration Statement”), declared effective by the U.S. Securities and Exchange Commission (the “Commission) on March 31, 2025, and the final prospectus filed with the Commission on April 21, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The Underwriting Agreement and the Warrants are attached as Exhibit 1.1 and 4.1 to this report on Form 6-K, respectively, and the description of the material terms of the Underwriting Agreement and Warrants is qualified in its entirety by reference to such exhibits.

On April 21, 2025, the Company issued a press release announcing the pricing of the Offering. On April 23, 2025, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1 and 99.2, respectively.

This report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of April 21, 2025, by and between the Company and Craft Capital Management LLC.
4.1	Form of Warrants, dated as of April 21, 2025.
99.1	Press Release dated April 21, 2025, announcing the pricing of the Company’s IPO.
99.2	Press Release dated April 23, 2025, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2025	PINNACLE FOOD GROUP LIMITED

	By:	/s/ Jiulong You
Jiulong You
Chief Executive Officer

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